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August 15, 2017	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE: GAMCO Natural Resources, Gold & Income Trust

File Nos. 333-217013 & 811-22216

Ladies & Gentleman:

On behalf of GAMCO Natural Resources, Gold & Income Trust (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”), and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”).

A fee of $23,180.00 to cover the registration fee under the Securities Act has been paid.

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Securities and Exchange Commission

August 15, 2017

If you have any questions or require any further information with respect to this Registration Statement, or any other matter relating to the Fund, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/ Kenneth E. Burdon

Kenneth E. Burdon